UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

1655 Louisiana Street

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 025576 109

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,101,110 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,101,110 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,110 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.72% (1)

(14)	Type of Reporting Person (See Instructions) OO

        (1) Includes (i) 563,661 shares of common stock (“Common Stock”), par value $0.001 of American Electric Technologies, Inc. (the “Company”) currently held by JCH Crenshaw Holdings, LLC (“JCH”), (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, par value $0.001 per share, currently held by JCH and purchased pursuant to the Securities Purchase Agreement by and between the Company and JCH dated as of April 13, 2012 (the “Securities Purchase Agreement”) at $5.00 per share and repriced pursuant to the repricing agreement by and between the Company and JCH dated as of August 1, 2017 (the “Repricing Agreement”), at $2.26 per share (the “Series A Preferred Stock”), (y) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) and (iii) 60 shares of Common Stock that JCH has the right to acquire within 60 days of the date hereof as a dividend (the “Series A Preferred Stock Dividend”) on the Series A Preferred Stock held by JCH pursuant to the Articles of Restatement of Articles of Incorporation of the Company, as amended.

        (2) Calculated based upon 11,606,719 shares of Common Stock deemed to be outstanding, which includes (i) 8,969,437 shares of Common Stock issued and outstanding as of November 12, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Commission on November 14, 2018 (the “2018 Form 10-Q”), (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, (iii) 99,833 shares of Common Stock issued as the Series A Preferred Stock Dividend for quarter ended September 30, 2018, and (iv) 60 shares of Common Stock issuable as the Series A Preferred Stock Dividend for quarter ended September 30, 2018.

CUSIP No. 025576 109

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,101,110 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,101,110 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,101,110 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.72% (1)

(14)	Type of Reporting Person (See Instructions) IN

        (1) Includes (i) 563,661 shares of Common Stock currently held by JCH, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock currently held by JCH, (y) exercise of the Series A Warrants currently held by JCH and (z) exercise of the Series B Warrants currently held by JCH and (iii) 60 shares of Common Stock receivable by JCH as the Series A Preferred Stock Dividend.  J. Casey Crenshaw (“Mr. Crenshaw”) may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Mr. Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.

        (2) Calculated based upon 11,606,719 shares of Common Stock deemed to be outstanding, which includes (i) 8,969,437 shares of Common Stock issued and outstanding as of November 12, 2018, as reported in the 2018 Form 10-Q, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, (iii) 99,833 shares of Common Stock issued as the Series A Preferred Stock Dividend for quarter ended September 30, 2018, and (iv) 60 shares of Common Stock issuable as the Series A Preferred Stock Dividend for quarter ended September 30, 2018.

This Amendment No. 8 to the Statement on Schedule 13D (this “Amendment No. 8”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Electric Technologies, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw” and, together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on August 21, 2018 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on November 11, 2018 (“Amendment No. 6”), and Amendment No. 7 to the Original Schedule 13D filed on December 17, 2018 (“Amendment No. 7” and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 8 is being filed to amend Item 4 and Item 6 of the Schedule 13D as set forth herein, and to incorporate by reference Exhibit A and file Exhibits B and C herewith. This Amendment No. 8 amends the information disclosed in the Schedule 13D as set forth herein. Except as set forth below, all previous Items are unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented solely to update the description of the parties to the Voting Agreement described in Amendment No. 7. The description of the Voting Agreement is amended and restated in its entirety as follows:

Voting Agreement

Concurrently with the execution of the Share Exchange Agreement, JCH and certain other principal stockholders of the Company entered into a Voting Agreement (the “Voting Agreement”) whereby JCH and the other principal stockholders agreed to vote in favor of (i) the issuance of Common Stock in accordance with the Share Exchange Agreement; (ii) an increase in the number of authorized shares of Common Stock in accordance with the Share Exchange Agreement; (iii) amendments to the Charter of the Company to be effective from and after the closing of the Transactions (A) authorizing a reverse stock split of the Common Stock at a ratio in an amount sufficient to satisfy Nasdaq listing requirements in effect at such time to be determined by the Company’s board of directors and Holdings and (B) changing the name of the Company to Stabilis Energy, Inc.; and (iv) adjourning the special meeting, if necessary, to solicit additional proxies (the “Stockholder Matters”).

The foregoing descriptions of the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit B to this Amendment No. 8 and is incorporated by reference in its entirety into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A:

Share Exchange Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC (incorporated by reference to exhibit 2.1 to Current Report on Form 8-K, filed by the Issuer on December 24, 2018).

Exhibit B*:	Voting Agreement, dated as of December 17, 2018, by and among JCH Crenshaw Holdings, LLC and certain stockholders of American Electric Technologies, Inc.
Exhibit C*:	Form of Registration Rights Agreement, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, and AEGIS NG LLC.
Exhibit D*:	Joint Filing Agreement.

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit A:

Share Exchange Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC (incorporated by reference to exhibit 2.1 to Current Report on Form 8-K, filed by the Issuer on December 24, 2018).

Exhibit B*:	Voting Agreement, dated as of December 17, 2018, by and among JCH Crenshaw Holdings, LLC and certain stockholders of American Electric Technologies, Inc.
Exhibit C*:	Form of Registration Rights Agreement, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, and AEGIS NG LLC.
Exhibit D*:	Joint Filing Agreement.

*Filed herewith